UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-38064

COSCIENS Biopharma Inc.

(Translation of registrant’s name into English)

c/o Borden Ladner Gervais, LLP

22 Adelaide St. West, Suite 3400

Bay Adelaide Centre, East Tower

Toronto ON M5H 4E3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On April 20, 2026, COSCIENS Biopharma Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) a preliminary management proxy circular (the “Circular”) in connection with the annual general and special meeting of shareholders of the Company (the “Meeting”) anticipated to be held in June 2026. At the Meeting, shareholders will be asked to consider and vote upon, among other things, a special resolution authorizing the board of directors of the Company to amend the Company’s articles to: (i) consolidate the issued and outstanding common shares of the Company (the “Common Shares”) on the basis of a ratio of one (1) post-consolidation Common Share for every 150 pre-consolidation Common Shares; and (ii) immediately following the consolidation, subdivide the post-consolidation Common Shares on the basis of 50 Common Shares for every one (1) post-consolidation Common Share (collectively, the “Share Capital Amendment”). Shareholders holding fewer Common Shares than the consolidation ratio will cease to hold such Common Shares and will be entitled to receive a cash payment of U.S.$1.60 per pre-consolidation Common Share. A copy of the Notice of Annual General and Special Meeting of Shareholders and Management Proxy Circular is attached hereto as Exhibit 99.1, and a press release issued by the Company in connection with the foregoing is attached hereto as Exhibit 99.2, each of which is incorporated by reference herein.

DOCUMENTS INDEX

Exhibit	Description
99.1	Notice of Annual General and Special Meeting of Shareholders and Management Proxy Circular
99.2	Press Release dated April 20, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSCIENS Biopharma Inc.

Date: April 20, 2026	By:	/s/ Giuliano La Fratta
	Name:	Giuliano La Fratta
	Title:	Chief Financial Officer